                                                                     EXHIBIT 2.2

$45,000                                                       IRVINE, CALIFORNIA
                                                                   JULY 25, 2000

         FOR VALUE RECEIVED, the undersigned ("Maker") promises to pay Frascona, Joiner, Goodman & Greenstein, P.C., as agent for the persons listed on Exhibit A attached hereto and incorporated herein by reference ("Holder"), the principal sum of Forty-five Thousand Dollars ($45,000), without interest (except as hereinafter provided in the event of default). The principal and interest, if applicable, shall be payable as provided herein at 4750 Table Mesa Drive, Boulder, Colorado 80305, or such other place as the Holder hereof may designate in writing.

         The entire principal balance of this Note shall be due and payable in full three (3) business days after NASD Regulation, Inc., grants its approval for one of its member firms to publish bid and asked quotations for the issued and outstanding common stock of the "Company" (as that term is defined in the Stock Purchase Agreement of even date herewith in connection with this Promissory Note [the "Stock Purchase Agreement"]) on the OTC Bulletin Board. Notwithstanding the foregoing, at the election of Maker, the Note and the transactions described in the Stock Purchase Agreement may be canceled at any time after December 31, 2000, in the event that NASD Regulation, Inc., has not granted the specified approval for publication of bid and asked quotations on or before December 31, 2000.

         Maker may prepay this Note in whole or in part at any time or from time to time without penalty or premium.

         This Note is being executed by Maker as payment for the services rendered or to be rendered by PCMA, Inc., pursuant to the terms of the Stock Purchase Agreement. A default under the terms of the Stock Purchase Agreement shall be deemed to be a default under the terms of this Note.

         IT IS AGREED, that if this Note or any payment due hereunder is not paid when due or declared due hereunder, the principal and accrued interest thereon shall draw interest at the default rate of ten percent (10%) per annum, compounded monthly. The Maker and indorsers hereof severally waive protest, notice of non-payment and of protest, and agree to any extension of time of payment and partial payments before, at or after maturity, and if this Note or interest thereon is not paid when due, or suit is brought, agree to pay all costs and expenses incurred by Holder in collecting this Note including a reasonable amount for attorney's fees.

         This Note shall be the joint and several obligation of all makers, sureties, guarantors and indorsers, and shall be binding upon them and their heirs, personal representatives, successors and assigns.

/s/ LAM KING KO, ALFRED
----------------------------------
Lam King Ko, Alfred


STATE OF CALIFORNIA                      )
                                         )ss.
COUNTY OF ORANGE                         )

         The foregoing instrument was acknowledged before me this ___ day of July, 2000, by

__________________________________.

Witness my hand and official seal.

My commission expires: _________________.

                                              __________________________________
                                              Notary Public

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